Exhibit 10.54

August 19, 2013

Mr. Paul T. McDermott
9709 Carriage Road
Kensington, MD 20895

Re:    Employment Terms

Dear Paul:

This letter agreement (Agreement) confirms the terms of your employment with Washington Real Estate Investment Trust (WRIT or the Company).

Position: Effective September 1, 2013 or such later date you may start as permitted below, you will serve as the President and Chief Executive Officer (CEO) of the Company, provided that your actual start date may be delayed up until October 1, 2013, subject to negotiating a departure date with Rockefeller Group Investment Management (RGIM), your current employer. The date you actually start employment will be called the Start Date. You will perform such duties as are required by and consistent with such position and such other related duties as are reasonably assigned to you from time to time by the Board of Trustees (the Board). You agree to accept such employment under the terms and conditions herein, and to devote substantially all of your professional working time and your full and best efforts, energies and abilities to WRIT on a full-time basis, provided, however, that you may engage in non-conflicting outside activities, such as boards of directors, as are approved by the Board. You may also engage in such charitable and non-profit activities consistent with your obligations to the Company as are approved by the Board. In performing your duties, you will comply with all applicable laws and with all applicable WRIT policies. You agree not to use or disclose any trade secrets or other confidential information of any third party in your performance of duties for WRIT. Subject to the next sentence, you represent that your employment with WRIT pursuant to this Agreement will not violate any agreement or other legal obligation you have with or to any third party, including any previous employers. You agree to obtain a full release from RGIM of the non-competition provisions in Section 9c of the agreement with RGIM that you have provided to us within ten (10) days of the date you sign this Agreement, and provide us with an executed copy of such release. If you fail to obtain this release and present it to us within such period, this Agreement will be null and void and of no force or effect.

Base Salary: You will be paid an initial base salary at the rate of $500,000 per year, payable in installments according to WRIT’s payroll cycle (the Base Salary). This Base Salary rate will remain in effect for as long as you are employed through December 31, 2014. Thereafter, the Board will review your Base Salary on an annual basis and may increase it in its discretion. The Base Salary may not be reduced without your prior written consent.

Stock Grant: On the Start Date, you will be granted 21,000 restricted shares of WRIT stock pursuant to the Company’s Share Grant Plan, as it may be amended by the Board from time-to-time (the Plan). These shares will vest in equal one third (1/3) installments of 7,000 shares each over a three (3) year period while you remain employed on first, second and third anniversary dates of your Start Date. In the event you are terminated without Cause as defined below, all of the then remaining unvested shares will become vested on the termination date. You will be entitled to dividends on these shares, vested and unvested, in the approximate amount of $25,200 per year, based on the current dividend payout.

Stock Ownership Guidelines: In accordance with WRIT’s stock ownership guidelines, as they may be amended by the Board from time to time, you will be required to attain an aggregate number of WRIT shares having a market value of at least three (3) times your Base Salary within five (5) years of becoming employed by WRIT.  This aggregate number of shares will be determined based on the market value of the shares on the sixty (60) trading days prior to the date of your hiring. Once established, this share ownership goal will not change based solely on changes in your Base Salary or fluctuations in the share price.

Short-Term Incentive Plan: Effective January 1, 2014, you will be eligible to participate in WRIT’s Short-Term Incentive Plan (STIP) at the CEO level, in accordance with the terms of the STIP, as they may be amended by the Board for all participating employees generally from time-to-time. Currently, the measured performance metrics in the STIP are core funds from operations per share, core funds available for distribution per share and same store net operating income growth (collectively weighted 60%), acquisition/disposition goals (weighted 20%) and individual performance measures (weighted 20%). The Board will consult with you each year concerning the establishment of individual performance measures. An award under the STIP is expressed at threshold, target and high levels and can range between 0% and 390% of your Base Salary. Your target level is 225% of Base Salary and your estimated threshold level is 115%. An award under the STIP is paid 50% in cash and 50% in restricted shares. The shares will vest in equal one third (1/3) annual installments over a three (3) year period while you remain employed. In the event you are terminated without Cause as defined below, all of the then remaining unvested shares will become vested on the termination date.

Multi-Year Long-Term Incentive Plan: Effective January 1, 2014, you will be eligible to participate in WRIT’s Multi-Year Long-Term Incentive Plan (LTIP) at the CEO level, in accordance with the terms of the LTIP, as they may be amended by the Board for all participating employees generally from time-to-time. Currently, the measured performance metrics in the LTIP are absolute total shareholder return (CAGR) (weighted 20%), relative total shareholder return (CAGR) (weighted 20%) and strategic plan goals (weighted 60%). The Board will consult with you each cycle concerning the establishment of strategic plan goals. An award under the LTIP is expressed at threshold, target and high levels and can range between 0% and 270% of your Base Salary. Your target level is 150% of Base Salary and your estimated threshold level is 80%. An award under the LTIP is paid 100% in stock. The LTIP is based on performance during a multi-year performance period. If awarded, 50% of the shares will be issued on an unrestricted basis by no later than the fifteenth (15th) day of the third month following the end of the performance period. The remaining 50% of the shares will be restricted and vest one year after the end of the performance period. In the event you are terminated without Cause as defined below, all of the then remaining unvested shares will become vested on the termination date.

Clawback Policy: All incentive-based compensation granted to you during your employment will be subject to the Clawback Policy of WRIT adopted by the Board, as it may be amended for all employees generally from time-to-time.

Benefits: You will be eligible to participate in all of the employee benefit plans, programs and payroll practices offered by the Company to its executive employees in accordance with the terms of those plans, programs and practices as they may be amended or terminated by the Company in its discretion from time-to-time for all executive employees generally. The current benefits are summarized below:

•	Vacation - Your vacation will accrue based on your hours worked up to four weeks per year.

•	Sick - Your sick leave will accrue based on your hours worked up to 9 days per year.

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Medical, Dental and Vision Insurance - You will be eligible to participate in the Company’s medical insurance plan on the first of the month following your date of hire. Premiums, for this insurance, are based on the level of coverage you elect and are automatically deducted from your paycheck on a pre-tax basis.

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Flexible Spending Accounts - You may participate in the Company’s medical and dependent care spending accounts provided you work an average of 24 hours per week. You would become eligible to participate on the first of the month following 90 days of continuous service. These accounts allow you to put aside up to $2,500.00 towards out of pocket medical expenses and/or up to $5,000.00 toward dependent care expenses on a pre-tax basis.

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Life & AD&D Insurance - You will be eligible to participate in the life insurance plan on the first of the month after you have completed 90 days of continuous service. The Company will pay the premium for the individual coverage equal to 150% of your base annual salary to a maximum of $500,000.

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Long-Term Disability Insurance - You will be eligible to participate in the Company’s long-term disability plan on the first of the month after you have completed 90 days of continuous service. The Company will pay the premiums for your long- term disability.

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Short-Term Disability Insurance - You will be eligible to participate in the Company’s short-term disability plan on the 1st of the month following your date of hire.  Premiums are employee paid. Premiums are automatically deducted from your paycheck on an after-tax basis.

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Retirement Savings Plan (401k) - On the first of the month following your date of hire, the plan allows you to contribute up to the maximum annual limit imposed by the IRS, which is $17,500.00 for 2013 through automatic payroll deductions on a before-tax basis. Following completion of 6 months of service, for which you have worked at least 500 hours, the Company will match 100% of your contribution up to a maximum of the lesser of $7,650.00 or 3% of your salary.

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Supplemental Executive Retirement Plan (SERP) - You are eligible to participate in the SERP Plan on October 1, 2013. The purpose of the SERP is to provide officers with financial security in exchange for a career commitment. The SERP is designed such that at age 65, you could be expected to have an accumulation (under certain assumptions) that is approximately equal to the present value of a life annuity sufficient to replace 40% of your final three-year average salary. If your years of service as an officer at age 65 are less than 20 years, a pro-rata reduction is applied to the 40% target. Further details will be provided upon employment.

•	Automobile - You are entitled to an automobile allowance of $14,000 per year.

•	Parking - You will be provided an officer parking spot in the garage adjacent to our building.

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Additional - In addition to the standard benefits set forth above, the Company will pay you up to $15,000 promptly after your Start Date to reimburse you for employment transition expenses including legal expenses. In the event you travel for work, you will be entitled to non-economy travel for flights in excess of three (3) hours.

Severance Benefits: If WRIT terminates your employment without Cause or if you terminate for Good Reason at any time during the following periods, you will receive the following severance benefits, payable in installments according to WRIT’s payroll cycle and pro-rata portions of any STIP and LTIP values as determined by the applicable plans, provided that you sign the Company’s standard Separation Agreement and General Release:

If termination without Cause or for Good Reason occurs between these dates	Then severance benefits are as follows:
October 1, 2013 to September 30, 2015	24 months of Base Salary
October 1, 2015 and beyond	12 months of Base Salary

For purposes of this Agreement, (1) Cause means your commission for a felony or crime of moral turpitude; conduct in the performance of duties which is illegal, dishonest, fraudulent or disloyal; your breach of any fiduciary duty you owe to the Trust; any action or inaction by you that constitutes a material breach of this Agreement which is not cured by you to WRIT’s reasonable satisfaction within 30 days of your receipt of written notice from WRIT advising you of said material breach; or your gross neglect of duty which is not cured by you to the reasonable satisfaction of WRIT within 30 days of your receipt of written notice from the Board advising you of said gross neglect, and (2) Good Reason means a material diminution in your Base Salary or a material diminution in your overall base compensation earning potential that is not agreed to by you (other than due to failure to achieve performance-based measures), a material diminution in your authority, duties or responsibilities, a material change in geographic location at which you are employed, or any action or inaction by WRIT that constitutes a material breach of this Agreement provided you give written notice to WRIT within 90 days after the condition providing the basis for such Good Reason first exists and if such Good Reason has not been corrected or cured by WRIT within 30 days after WRIT has received written notice from you of your intent to terminate your employment for Good Reason and specifying in detail the basis for such termination.
Conditions to Employment: WRIT is required to verify the employment eligibility of every new employee. Therefore, should you accept this position, please bring documents to verify your identity and eligibility to work in the United States as identified on the enclosed I-9 Form. Please note that the offer of employment is contingent upon a clear criminal background check. This offer is also conditional upon the receipt and approval by the Board of all required reference and background verifications.

Confidential Information and Return of Property: During and after your employment you will not directly or indirectly use or disclose any Confidential Information of WRIT except as required by law or legal process or as authorized in the performance of your duties and for the benefit of WRIT. For purposes of this Agreement, “Confidential Information” means information about WRIT and its business that is not in the public domain and includes without limitation methods of operation, strategic plans, passwords, source codes, trade secrets, financial information, personnel information, current and prospective client information, current and prospective acquisition and disposition information, lease information and similar information. Information does not lose its status as Confidential Information if it is disclosed in violation of a non-disclosure obligation. Upon termination of employment or upon earlier request from the Board, you will return all WRIT property and all copies, excerpts or summaries of such property, in your possession, custody or control.

Employment-At-Will: Although we hope our relationship will be long and mutually rewarding, you will be employed on an at-will basis, which means that either you or WRIT may terminate the employment relationship at any time for any lawful reason, with or without Cause or Good Reason or notice.

Section 409A: To the extent that such requirements are applicable, this Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code (Section 409A) and shall be interpreted and administered in accordance with that intent. If any provision of the Agreement would otherwise conflict with or frustrate this intent, that provision will be interpreted and deemed amended so as to avoid the conflict. Further, for purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the deferral election rules under Section 409A and the exclusion from Section 409A for certain short-term deferral amounts. Anything to the contrary herein notwithstanding, in the event that any such benefit or payment is deemed to not comply with Section 409A, WRIT and you agree to renegotiate in good faith any such benefit or payment so that either (i) Section 409A will not apply or (ii) compliance with Section 409A will be achieved, provided, however, that any resulting renegotiated terms shall provide to you, to the extent reasonably practicable, the after-tax economic equivalent based on what otherwise would have been provided to you pursuant to the terms of this Agreement. Notwithstanding the above, if you qualify as a “specified employee” as defined in Section 409A, incur a separation from service for any reason other than death and become entitled to a distribution under this Agreement, then to the extent required by Section 409A, no distribution otherwise payable to you during the first six (6) months after the date of such separation from service, shall be paid to you until the date which is one day after the date which is six

(6) months after the date of such separation from service (or, if earlier, the date of your death).

Indemnification: On your Start Date, you and WRIT will enter into the form of Indemnification Agreement entered into by and between WRIT and its other officers and Board members.

Entire Agreement: This Agreement constitutes the entire agreement between you and WRIT, and it supersedes all prior agreements and understandings between you and the Company, as to the matters outlined in this Agreement. This Agreement may not be amended or modified except in a written agreement executed by the parties hereto. This Agreement may not be assigned, by operation of law or otherwise, by any party without the affected party’s prior written consent. This Agreement shall be construed and interpreted in accordance with the laws of the State of Maryland without reference to conflicts of laws principles.

Please confirm your acceptance of the above terms and conditions of this Agreement by signing and dating the enclosed copy of this letter and returning it to me.

We look forward to having you join us. A member of the Human Resources Staff will conduct your orientation on your Start Date. If you should have any questions, please feel free to contact me at 202-669-4618.

Sincerely,

/s/ Charles T. Nason
Charles T. “Tuck” Nason
Chairman of the Board

I HAVE READ AND ACCEPT THE FOREGOING TERMS AND CONDITIONS OF THIS OFFER OF EMPLOYMENT:

NAME:	/s/ Paul T. McDermott	DATE:	8/19/2013
Paul T. McDermott